January 9, 2026 Sinclair, Inc. 10706 Beaver Dam Road Hunt Valley, MD 21030 Attention: Board of Directors Ladies and Gentlemen: The E.W. Scripps Company’s (“Scripps”) board of directors has determined that the continued focus on driving value through the execution of the company’s strategic plan is in the best interests of Scripps and all of its shareholders as well as Scripps’ employees and the many communities and audiences it serves across the United States. In arriving at its determination, the board had the benefit of, among other things, input from Scripps’ management and the board’s legal and financial advisors, and discussions with the Scripps family shareholders. As you are aware and we have publicly disclosed, the Scripps board unanimously rejected the unsolicited acquisition proposal submitted by Sinclair, Inc. on November 24, 2025. The Scripps board determined, following a careful review and evaluation in consultation with its financial and legal advisors, that Sinclair’s offer is not in the best interests of Scripps and its shareholders. That said, the Scripps board remains open to evaluating all opportunities presented to the company to enhance shareholder value and is committed to acting in the best interests of Scripps and all of its constituents. Sincerely, Adam Symson cc: Kim Williams